UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)



               Network Access Solutions Corporation (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

           Common Stock, par value $0.001 per share ("Common Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64120S109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Carlos Slim Helu

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  3,493,708
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   3,493,708

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,493,708 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.4% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         IN

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Carlos Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  3,493,708
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   3,493,708

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,493,708 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.4% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         IN

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marco Antonio Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  3,493,708
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   3,493,708

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,493,708 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.4% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         IN

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Patrick Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  3,493,708
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   3,493,708

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,493,708 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.4% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         IN

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Maria Soumaya Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  3,493,708
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   3,493,708

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,493,708 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.4% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         IN

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vanessa Paola Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  3,493,708
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   3,493,708

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,493,708 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.4% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         IN

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Johanna Monique Slim Domit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  3,493,708
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   3,493,708

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,493,708 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.4% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         IN

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Carso Global Telecom, S.A. de C.V.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  2,405,000
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   2,405,000

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,405,000 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.4% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         HC

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Telefonos de Mexico, S.A. de C.V.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  2,405,000
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   2,405,000

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,405,000 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.4% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         CO

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Telmex Financial Ventures, LLC

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  2,405,000
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   2,405,000

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,405,000 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.4% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         HC

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         America Telecom, S.A. de C.V.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  1,088,708
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   1,088,708

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,088,708 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.0% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         HC

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         America Movil, S.A. de C.V.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  1,088,708
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   1,088,708

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,088,708 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.0% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         CO

--------------------
CUSIP No. 64120S109                 13G
--------------------

   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         America Movil Communications, LLC

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|

                                                                       (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                              5    SOLE VOTING POWER

                                   - 0 -
        NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  1,088,708
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    - 0 -

                              8    SHARED DISPOSITIVE POWER

                                   1,088,708

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,088,708 (See Item 4(a))

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.0% (See Item 4(b))

  12     TYPE OF REPORTING PERSON

         HC

Item 1.

    (a)       Name of Issuer:

              Network Access Solutions Corporation

    (b)       Address of Issuer's Principal Executive Offices:

              13650 Dulles Technology Drive
              Sterling, VA 20171
Item 2.

    (a)       Name of Persons Filing:

              This Statement is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the "Act"), by the persons listed below (the "Reporting Persons").

              (1)

              Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of Carso Global Telecom, S.A. de C.V. ("CGT"), as well as a majority of the outstanding voting equity securities of America Telecom, S.A. de C.V. ("America Telecom").

              (2)

              CGT is a holding company with interests in telecommunications and media companies. CGT controls a majority of the outstanding voting equity securities of Telefonos de Mexico, S.A. de C.V. ("Telmex").

              (3)

              Telmex is a provider of local and long distance telephone services in Mexico. Telmex Financial Ventures, LLC ("Telmex Financial Ventures") is an indirect wholly-owned subsidiary of Telmex.

              (4)

              Telmex Financial Ventures is a holding company with portfolio investments in various companies.

              (5)

              America Telecom is a holding company with interests in telecommunications and media companies. America Telecom controls a majority of the outstanding voting equity securities of America Movil, S.A. de C.V. ("America Movil").

              (6)

              America Movil, through its subsidiaries, is a provider of cellular communications in Latin America. America Movil Communications, LLC ("AM Communications") is an indirect wholly-owned subsidiary of America Movil.

              (7)

              AM Communications is a Delaware limited liability company with portfolio investments in various companies.
    (b)       Address of Principal Business Office:

              (i) The principal business address for each member of the Slim Family is:

                     Paseo de las Palmas 736
                     Colonia Lomas de Chapultepec
                     Mexico, Mexico D.F. 11000

              (ii)   CGT's principal business address is:

                     Insurgentes Sur 1500, NOT 1500
                     Colonia Pena Pobre
                     Tlalpan, Mexico D.F., 14060

              (iii)  Telmex's principal business address is:

                     Parque Via 190
                     Oficina 1016
                     Colonia Cuauhtemoc
                     Mexico, Mexico D.F. 06599

              (iv)   Telmex Financial Ventures' principal business address is:

                     1105 North Market Street, Suite 1300
                     Wilmington, DE  19801

              (v)    America Telecom's principal business address is:

                     Insurgentes Sur No 3500, P.B.
                     Colonia Pena Pobre
                     Tlalpan, Mexico, D.F., 14060

               (vi)  America Movil's principal business address is:

                     Lago Alberto 366, edificio Telcel I
                     Colonia Anahuac
                     11320 Mexico, D.F., Mexico

              (vii)  AM Communications' principal business address is:

                     1105 North Market Street, Suite 1300
                     Wilmington, DE  19801

    (c)       Citizenship:

              Each member of the Slim Family is a Mexican citizen. CGT, Telmex, America Telecom and America Movil are sociedades anonimas de capital variable organized under the laws of the United Mexican States, and AM Communications and Telmex Financial Ventures are Delaware limited liability companies.
    (d)       Title of Class of Securities:

              Common Stock, par value $0.001 per share

    (e)       CUSIP Number:

              64120S109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

    (a) |_| Broker or dealer registered under Section 15 of the Act.
    (b) |_| Bank as defined in Section 3(a)(6) of the Act.
    (c) |_| Insurance company as defined in Section 3(a)(19) of the Act.
    (d) |_| Investment Company registered under Section 8 of the Investment Company Act.
    (e) |_| Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
    (f) |_| Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
    (g) |_| Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
    (h) |_| Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
    (i) |_| Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
    (j) |_| Group in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

    (a)       Amount Beneficially Owned:

              As of December 31, 2001, AM Communications directly owned 337,500 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Issuer ("Convertible Preferred Stock"). Each share of Convertible Preferred Stock is convertible at any time, at the option of AM Communications, into Common Shares which, if converted, would result in AM Communications directly owning 1,088,708 Common Shares. For purposes of this Statement, all shares of Convertible Preferred Stock held by AM Communications are deemed to have been converted by AM Communications into Common Shares. By virtue of the relationships described in Item 2 of this Statement, each of the Slim Family, America Telecom and America Movil is deemed to beneficially own indirectly the Common Shares owned directly by AM Communications.

              As of December 31, 2001, Telmex Financial Ventures owned 2,405,000 Common Shares. By virtue of the relationships described in Item 2 of this Statement, each of the Slim Family, CGT and Telmex is deemed to beneficially own indirectly the Common Shares owned directly by Telmex Financial Ventures.
    (b)       Percent of Class:

              The Common Shares held by (i) the Slim Family constitute approximately 6.4% of the outstanding Common Shares, (ii) CGT, Telmex and Telmex Financial Ventures constitute approximately 4.4% of the outstanding Common Shares, and (iii) America Telecom, America Movil and AM Communications constitute approximately 2.0% of the outstanding Common Shares (based on the Issuer's most recently filed quarterly report, and counting the shares of Convertible Preferred Stock owned by AM Communications as converted into Common Shares).
    (c)       Number of shares as to which such person has:

                 (i)  Sole power to vote or to direct the vote:

                      -0-

                (ii)  Shared power to vote or to direct the vote:

                      3,493,708 Common Shares (in the case of the Slim Family)

                      2,405,000 Common Shares (in the case of CGT, Telmex and Telmex Financial Ventures)

                      1,088,708 Common Shares (in the case of America Telecom, America Movil and AM Communications)

               (iii)  Sole power to dispose or to direct the disposition of:

                      -0-

                (iv)  Shared power to direct the disposition of:

                      3,493,708 Common Shares (in the case of the Slim Family)

                      2,405,000 Common Shares (in the case of CGT, Telmex and Telmex Financial Ventures)

                      1,088,708 Common Shares (in the case of America Telecom, America Movil and AM Communications)

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. *

 * The Powers of Attorney, each dated March 17, 2000 and February 12, 2001, filed as exhibits to the Schedule 13G filed by the Slim Family, CGT, Telmex, America Movil, Telmex Financial Ventures and AM Communications with the Securities and Exchange Commission on February 15, 2001 are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         ------------------------------------
         Carlos Slim Helu

         ------------------------------------
         Carlos Slim Domit                        By: /s/ Adolfo Cerezo P.
                                                      --------------------------
         ------------------------------------         Adolfo Cerezo P.
         Marco Antonio Slim Domit                     Attorney-in-Fact
                                                      February 15, 2002
         ------------------------------------
         Patrick Slim Domit

         ------------------------------------
         Maria Soumaya Slim Domit

         ------------------------------------
         Vanessa Paola Slim Domit

         ------------------------------------
         Johanna Monique Slim Domit

         ------------------------------------
         CARSO GLOBAL TELECOM, S.A. DE C.V.


         ------------------------------------
         By: Eduardo Valdes
         Title: Attorney-in-Fact

         AMERICA TELECOM, S.A. DE C.V.


         ------------------------------------
         By: Daniel Hajj Aboumrad
         Title: Attorney-in-Fact

         AMERICA MOVIL, S.A. DE C.V.


         ------------------------------------
         By: Daniel Hajj Aboumrad
         Title: Chief Executive Officer

         TELEFONOS DE MEXICO, S.A. DE C.V.


         ------------------------------------
         By: Adolfo Cerezo P.
         Title: Chief Financial Officer

         AMERICA MOVIL COMMUNICATIONS, LLC


         ------------------------------------
         By: Alfonso Lara Lopez
         Title: Manager

         ------------------------------------
         By: Javier Humberto Rosado Machain
         Title: Manager

         TELMEX FINANCIAL VENTURES, LLC


         ------------------------------------
         By: Alfonso Lara Lopez
         Title: Manager

         ------------------------------------
         By: Javier Humberto Rosado Machain
         Title: Manager

                                POWER OF ATTORNEY


          The undersigned, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo P. my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               AMERICA TELECOM, S.A. DE C.V.

                                               /s/ Daniel Hajj Aboumrad
                                               ------------------------
     February 15, 2002                         By:  Daniel Hajj Aboumrad
                                               Title: Attorney-in-Fact

                             JOINT FILING AGREEMENT

          THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 14th day of February 2002, by and between Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Carso Global Telecom, S.A. de C.V., America Telecom, S.A. de C.V., America Movil, S.A. de C.V., Telefonos de Mexico, S.A. de C.V., America Movil Communications, LLC and Telmex Financial Ventures, LLC.

          The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on any Form 3, 4 or 5 or Schedule 13D or Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of any securities of Network Access Solutions Corporation that are required to be reported on any such Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

         ------------------------------------
         Carlos Slim Helu

         ------------------------------------
         Carlos Slim Domit                        By: /s/ Adolfo Cerezo P.
                                                      --------------------------
         ------------------------------------         Adolfo Cerezo P.
         Marco Antonio Slim Domit                     Attorney-in-Fact
                                                      February 15, 2002
         ------------------------------------
         Patrick Slim Domit

         ------------------------------------
         Maria Soumaya Slim Domit

         ------------------------------------
         Vanessa Paola Slim Domit

         ------------------------------------
         Johanna Monique Slim Domit

         ------------------------------------
         CARSO GLOBAL TELECOM, S.A. DE C.V.


         ------------------------------------
         By: Eduardo Valdes
         Title: Attorney-in-Fact

         AMERICA TELECOM, S.A. DE C.V.


         ------------------------------------
         By: Daniel Hajj Aboumrad
         Title: Attorney-in-Fact

         AMERICA MOVIL, S.A. DE C.V.


         ------------------------------------
         By: Daniel Hajj Aboumrad
         Title: Chief Executive Officer

         TELEFONOS DE MEXICO, S.A. DE C.V.


         ------------------------------------
         By: Adolfo Cerezo P.
         Title: Chief Financial Officer

         AMERICA MOVIL COMMUNICATIONS, LLC


         ------------------------------------
         By: Alfonso Lara Lopez
         Title: Manager

         ------------------------------------
         By: Javier Humberto Rosado Machain
         Title: Manager

         TELMEX FINANCIAL VENTURES, LLC


         ------------------------------------
         By: Alfonso Lara Lopez
         Title: Manager

         ------------------------------------
         By: Javier Humberto Rosado Machain
         Title: Manager